Exhibit (a)(14)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

EMINENCE CAPITAL, LLC, Directly and	)
Derivatively on Behalf of Jos. A. Bank Clothiers,	)
Inc.,	)
)
Plaintiff,	)
	)	C.A. No. 9241-VCL
v.	)
)
ROBERT N. WILDRICK, ANDREW A.	)
GIORDANO, BYRON L. BERGREN, R. NEAL	)
BLACK, JAMES H. FERSTL, WILLIAM E.	)
HERRON, SIDNEY H. RITMAN,	)
Defendants,	)
)
and	)
)
JOS. A. BANK CLOTHIERS, INC.,	)
Nominal Defendant.	)

VERIFIED SECOND AMENDED COMPLAINT

Plaintiff Eminence Capital, LLC (“Plaintiff” or “Eminence Capital”), by and through its attorneys, brings this action on its own behalf and, in the alternative, derivatively on behalf of nominal defendant Jos. A. Bank Clothiers, Inc. (“Jos. A. Bank,” “JOSB,” or the “Company”), for declaratory and injunctive relief against Robert N. Wildrick, Andrew A. Giordano, Byron L. Bergren, R. Neal Black, James H. Ferstl, William E. Herron, Sidney H. Ritman (collectively, “Directors” or “Director Defendants”), and Jos. A. Bank (collectively with the Directors, “Defendants”). By and for its Complaint, Plaintiff alleges as follows:

INTRODUCTION

1.           Plaintiff, the holder of approximately 4.9% of the outstanding common stock of Jos. A. Bank, brings this action to hold the members of the Company’s Board of Directors (the “Board”) accountable for breaching their fiduciary duties. The Director Defendants have executed a corporate flip-flop, the purpose of which is to serve their own interests to the detriment of the stockholders they are bound to serve. After first trying to buy Men’s Wearhouse and championing the potential combination of the two retailers, the Directors summarily rejected a combination in which Men’s Wearhouse, rather than Jos. A. Bank, would be the acquirer. But the Directors did not stop there. They have embarked on a scorched-earth defense to stop Men’s Wearhouse from acquiring Jos. A. Bank despite the premium offer price (which Men’s Wearhouse has said it is willing to increase). In the face of the Men’s Wearhouse acquisition proposal that would deliver a significant premium to JOSB’s stockholders and create a formidable combined company with substantial synergies and poised for growth—but which would remove the Directors from their Board positions—the Directors have implemented a low-threshold poison pill and signed up a disastrous and illogical acquisition of Eddie Bauer for $825 million. This transaction, which is scheduled to close this quarter and is not subject to stockholder approval, is designed plain and simple to deter a transaction with Men’s Wearhouse.

2.           Moreover, by implementing the low-threshold pill, refusing to use the pill to compel negotiations or a higher offer from Men’s Wearhouse, and now refusing to redeem the pill despite the Board now agreeing to acquire Eddie Bauer, the Jos. A. Bank Board has demonstrated that it is misusing the pill to insulate themselves and prevent Men’s Wearhouse from pursuing its premium proposal to acquire Jos. A. Bank. The purpose of these defensive tactics is clear—to prevent any acquisition of the Company by Men’s Wearhouse, and therefore protect the Defendants’ positions on the Board of Jos. A. Bank. In doing so, the Defendants have held hostage the stockholders of Jos. A. Bank, who are being denied the benefit of a Men’s Wearhouse-JOSB transaction.

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3.           The Director Defendants first sought to have Jos. A. Bank acquire The Men’s Wearhouse, Inc. (“Men’s Wearhouse”), trumpeting the combination of the two well-known men’s retailers as a can’t-miss transaction that would generate substantial value for the combined company’s stockholders.

4.           Then, when Men’s Wearhouse—the larger of the two companies—spurned the Jos. A. Bank acquisition proposal and itself sought to acquire Jos. A. Bank, the Director Defendants changed course. They rejected the proposed combination, even though Men’s Wearhouse was offering virtually the same premium the Company’s Chairman said JOSB would be “receptive” to accepting. And even after Men’s Wearhouse stated that it was willing to increase its offer, the JOSB Board refused to budge, claiming—remarkably—that “[w]e see no benefit in commencing negotiations with Men’s Wearhouse.”

5.           Not only have the Defendants refused to negotiate a potential combination with Men’s Wearhouse despite all but saying that they would in fact negotiate, the Defendants have adopted improper and unreasonable defensive measures in response to the premium acquisition proposal from Men’s Wearhouse. First, the Director Defendants substantially lowered the threshold at which the Company’s poison pill would be triggered and took the unusual step of bolstering the pill so that it would apply to derivative instruments. The Director Defendants are not using the pill to force Men’s Wearhouse to negotiate with the Board (which Men’s Wearhouse had already said it was willing to do) or to obtain a higher price, but to preclude a value-maximizing transaction altogether, in breach of the Board’s fiduciary duties. And even if the pill had some merit in providing breathing room for past negotiations with Men’s Wearhouse, there is no reason for the Directors to maintain the pill now. The Company has announced that it will acquire Eddie Bauer for $825 million, a transaction that, if consummated,

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will almost certainly eliminate the possibility of a combination with Men’s Wearhouse. The Directors’ decision to retain the pill is a draconian, unreasonable response to the supposed “threat” of Men’s Wearhouse’s tender offer, which carries a substantial premium and which Jos. A. Bank previously indicated that it would be “receptive” to accepting. The pill should be redeemed and JOSB’s stockholders provided the opportunity to decide for themselves whether to accept Men’s Wearhouse’s premium offer. With the Pill remaining in place, the Men’s Wearhouse tender offer is, in effect, a nullity.

6.           Second, JOSB’s acquisition of Eddie Bauer is itself a defensive measure. Eddie Bauer is an outdoor retailer that has nothing in common with JOSB’s core business. JOSB is acquiring Eddie Bauer, the smaller, non-core retailer that was sold out of bankruptcy in 2009 for just $286 million, in order to make the Company an unattractive target for Men’s Wearhouse. Indeed, the transaction carries a $48 million breakup fee, which represents an extraordinarily high 6% of the $825 million purchase price—approximately two times the customary breakup fee—and which Men’s Wearhouse would now have to swallow to acquire JOSB. JOSB is substantially overpaying for Eddie Bauer, taking out hundreds of millions of dollars in debt as part of the transaction, and diluting existing shares of JOSB stock. The transaction also requires JOSB to issue 4.7 million new shares of stock at $56 per share and buy 4.6 million shares of outstanding stock at $65 per share, thereby destroying $40 million of value. As one commentator writing in the New York Times Dealbook put it, this deal provision is “just plain bonkers.” The purpose and effect of the Eddie Bauer transaction is clear: to push Men’s Wearhouse away from its attempt to combine with JOSB.

7.           Moreover, the self-destructive tender offer by JOSB is a blatant entrenchment mechanism. The new stock is being issued to Eddie Bauer’s owners at a price $9 below the price

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at which JOSB is planning to repurchase the same shares. If the Eddie Bauer transaction is consummated, the Directors will have succeeded in placing a significant block of stock—over 16%—in friendly hands just ahead of the Jos. A. Bank annual meeting this summer, at which Plaintiff and Men’s Wearhouse each have director nominees to challenge the Director Defendants.

8.           The history here further demonstrates that the Director Defendants’ recent decision to spurn negotiations with Men’s Wearhouse is a strategy designed to entrench themselves in control of Jos. A. Bank. A potential combination between Men’s Wearhouse and Jos. A. Bank has been in the works for months. Jos. A. Bank started the process when it made an unsolicited offer to acquire Men’s Wearhouse in September 2013. Robert N. Wildrick, Jos. A. Bank’s Chairman, said the proposal to combine “these two great companies” would “create continued growth and sustainable value for our shareholders.”

9.           Although JOSB was the proposed acquirer in this scenario, Mr. Wildrick said in an interview at the time that the Company would be “receptive to being bought instead [if Men’s Wearhouse offered] the same 42% premium” that JOSB was offering. The following month, Men’s Wearhouse rejected JOSB’s offer. But then it did just what Jos. A. Bank’s Chairman suggested: Men’s Wearhouse made its own offer to acquire Jos. A. Bank. A few weeks later, Men’s Wearhouse followed the initial offer with an increased cash tender offer to Jos. A. Bank stockholders. The cash tender offer that is currently on the table values Jos. A. Bank at a 38% premium above its closing price before the bidding war had begun—precisely in the range that Mr. Wildrick said the Company would be “receptive” to accepting.

10.         Despite these earlier representations, the Director Defendants have now recommended that the Company’s stockholders not accept the offer. In doing so, however, the

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Director Defendants have provided inadequate and misleading information to the Company’s stockholders, including by failing to provide relevant financial information, making the inaccurate assertion that the Men’s Wearhouse offer is “highly conditional,” and failing to disclose material facts concerning the Director Defendants’ own entrenching conduct and interests in retaining their Board positions.

11.         The Board’s improper objective is apparent from Mr. Wildrick’s public statements. When Jos. A. Bank made its proposal to acquire Men’s Wearhouse, Mr. Wildrick trumpeted the value of a potential business combination of the two retailers, saying that Jos. A. Bank and its Directors have “always admired Men’s Wearhouse and believe these two great companies, when combined, will create continued growth and sustainable value for our shareholders, greatly enhanced benefits for our customers, and exciting opportunities for our employees.”

12.         But now that Jos. A. Bank is the target rather than the acquirer, and now that Mr. Wildrick and the rest of the Directors and senior executives could lose their compensation and positions if the business combination occurs through a Men’s Wearhouse-led acquisition, Mr. Wildrick is singing a far different tune. He now says that a combination with Men’s Wearhouse is “simply not in the best interest of our shareholders” and that Jos. A. Bank’s acquisition of Eddie Bauer—with Jos. A. Bank’s leadership team remaining in charge—represents the way forward. This two-faced approach betrays an ugly truth: the Directors prefer to protect their own positions rather than to generate value for Jos. A. Bank’s stockholders.

13.         In fact, the Men’s Wearhouse proposal is highly attractive to Jos. A. Bank stockholders and offers clear value that the stockholders of both companies would achieve through a combination of these two retailers—a view that is virtually unanimous amongst the

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investment community. Yet despite these clear benefits, and despite Mr. Wildrick’s own words just a few months ago, the Board has made clear that it will erect obstacles to a sale of Jos. A. Bank to Men’s Wearhouse. Not only has the Jos. A. Bank Board refused to negotiate with Men’s Wearhouse, it has adopted improper defensive measures designed to thwart any takeover by Men’s Wearhouse from happening despite Men’s Wearhouse’s tender offer presenting no cognizable threat to Jos. A. Bank’s stockholders.

14.         The Jos. A. Bank Board is sabotaging any potential acquisition by Men’s Wearhouse by acquiring Eddie Bauer. This alternative acquisition, if consummated, would devastate the value of Jos. A. Bank’s shares, which continue to be valued based on the market’s expectation that a deal with Men’s Wearhouse will in fact happen. If the Eddie Bauer transaction occurs, the Directors will get exactly what they want: to fend off the Men’s Wearhouse takeover proposal and enable themselves to retain their lucrative and prestigious seats on the Board of Jos. A. Bank.

15.         There is more to the Director Defendants’ strategy of entrenchment. Among other things, the Board—and Mr. Wildrick in particular—have evaded the Company’s 20-year term limit for Board members. Mr. Wildrick has enforced the 20-year term with respect to directors that he wanted to push off the Board because they apparently were not firmly in his “camp,” but at the same time, Mr. Wildrick and his ally and Palm Beach neighbor, Mr. Giordano, apparently rescinded the term limits policy in 2011 so that they could continue to serve on the Board in excess of 20 years. The rules apparently are applied differently to Mr. Wildrick and his allies, who are acting in their own interests (to protect their prestigious Board positions and, for Mr. Wildrick, over $1 million in annual compensation).

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16.         This conduct by the entrenched Jos. A. Bank Board must be stopped. The members of the Board are acting in their own interests and ignoring the interests of the stockholders they are duty-bound to protect. Indeed, the Directors together own less than one percent of the Company’s stock. As a result, their interest in retaining their positions and compensation is at odds with the Company’s stockholders who want to obtain a maximum value for their shares through a combination of Men’s Wearhouse and JOSB. Absent injunctive relief, the Board will continue its strategy of entrenchment at all costs, including by refusing to redeem the preclusive and unreasonable poison pill, and by closing on a transaction with Eddie Bauer that will cause incalculable and irreparable harm to Jos. A. Bank stockholders by saddling the Company with debt and erecting significant obstacles to a highly desirable combination with Men’s Wearhouse—a combination that the Jos. A. Bank Board has made clear it is only willing to pursue if Jos. A. Bank itself is the acquirer, not the other way around.

PARTIES

17.         Plaintiff Eminence Capital, LLC, is aNew York limited liability company with its principal place of business at 65 East 55th Street, 25th Floor, New York, New York 10022. Plaintiff is, and at all times relevant hereto continuously has been, a stockholder of the Company. Plaintiff currently holds approximately 4.9% of the outstanding common stock of Jos. A. Bank.

18.         Defendant Robert N. Wildrick is and at all times relevant hereto has been a Director and Chairman of the Board. Mr. Wildrick served as the Company’s Chief Executive Officer from 1999 to 2008, and has been on the Board since 1994. Mr. Wildrick also serves as the Chairman of the Executive Committee of the Board. Mr. Wildrick resides in Palm Beach, Florida. Mr. Wildrick received total compensation of $1,143,092 in fiscal year 2012 from the Company.

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19.         Defendant R. Neal Black is and at all times relevant hereto has been a director of Jos. A. Bank and is the Company’s President and Chief Executive Officer. Mr. Black joined the Company in 2000, and joined the Board in 2008. Mr. Black received total compensation of $2,901,229 in fiscal year 2012.

20.         Defendant Andrew A. Giordano is and at all times relevant hereto has been Lead Independent Director and Chairman Emeritus of the Board of Jos. A. Bank. Mr. Giordano has been on the Board since 1994, and served as Chairman of the Board from 1999 to 2008, at which point he became the Lead Independent Director. He also served as interim Chief Executive Officer for several months in 2009. He also serves as chairman of the Nominating and Corporate Governance Committee, and serves on the Executive Committee of the Board with Mr. Wildrick and Mr. Ritman. Mr. Giordano resides in Palm Beach Gardens, Florida. He received total compensation of $253,105 in fiscal year 2012.

21.         Defendant Byron L. Bergren is and at all times relevant hereto has been a director of Jos. A. Bank. Mr. Bergren joined the Board in September 2013. Under the current non-employee director compensation guidelines, Mr. Bergren will receive an annual retainer of $40,000, as well as fees for attending each board and committee meeting, an additional retainer if elected chairman of the board or a committee, and expense reimbursements. Mr. Bergren resides in Ponte Vedra Beach, Florida.

22.         Defendant James H. Ferstl is and at all times relevant hereto has been a director of Jos. A. Bank. Mr. Ferstl has been on the Board since 2008, and has served on the Nominating and Corporate Governance Committee since 2009. Mr. Ferstl received total compensation of $147,355 in fiscal year 2012.

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23.         Defendant William E. Herron is and at all times relevant hereto has been a director of Jos. A. Bank. Mr. Herron has been on the Board since 2005, and serves as Chairman of the Audit Committee. Mr. Herron resides in Estero, Florida. Mr. Herron received total compensation of $181,855 in fiscal year 2012.

24.         Defendant Sidney H. Ritman is and at all times relevant hereto has been a director of Jos. A. Bank. Mr. Ritman has been on the Board since 2005, serves on the Nominating and Corporate Governance Committee, and serves on the Executive Committee of the Board with Mr. Wildrick and Mr. Giordano. Mr. Ritman resides in Palm Beach, Florida. Mr. Ritman received total compensation of $195,355 in fiscal year 2012.

25.         Nominal Defendant Jos. A. Bank Clothiers, Inc. is a publicly traded corporation incorporated in Delaware and headquartered in Hampstead, Maryland. The Company’s corporate offices are located at 500 Hanover Drive, Hampstead, Maryland 21074.

FACTUAL ALLEGATIONS

26.         Founded in 1905, Jos. A Bank is one of the nation’s leading men’s apparel retail companies. The Company operates more than 600 stores throughout the United States, and maintains an e-commerce and catalog business.

27.         Founded in 1973 by George Zimmer—whose guarantees of sartorial satisfaction are synonymous with the company itself—Men’s Wearhouse is one of the largest specialty retailers of men’s clothing in North America. It has over 1,100 stores in the United States and Canada and owns a number of other brands, including K&G Fashion Superstores, TwinHill (for corporate apparel), and Moores (in Canada).

The Board Proposes a Transaction with Men’s Wearhouse

28.         On September 18, 2013, Jos. A. Bank made an unsolicited proposal to acquire Men’s Wearhouse for $48 per share.

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29.         Later that day, Jos. A. Bank’s Chairman, Mr. Wildrick, called Men’s Wearhouse’s CEO, Douglas Ewert, and sent a follow-up letter with the details of the Company’s initial proposal. When the transaction became public two weeks later, Mr. Wildrick stated that “[w]e have always admired Men’s Wearhouse and believe these two great companies, when combined, will create continued growth and sustainable value for our shareholders, greatly enhanced benefits for our customers, and exciting opportunities for employees.”

30.         The market immediately recognized the value in the proposed transaction. On September 17, 2013—the day before JOSB’s proposal—Men’s Wearhouse stock closed at $33.71 per share. On October 9, 2013, after JOSB’s proposal was made public, the stock jumped, closing at $45.03 per share, reflecting the market’s perception that a combination of the two companies would create significant value.

31.         On October 9, 2013, Men’s Wearhouse rejected JOSB’s offer as inadequate.

32.         That same day, Jos. A. Bank’s Chairman, Mr. Wildrick, noted in an interview that Jos. A. Bank would be receptive to being bought instead by Men’s Wearhouse if Men’s Wearhouse offered the same 42% premium to Jos. A. Bank. In other words, an offer at that level would not be a “threat” to the Company. In a press release on October 9, 2013, Mr. Wildrick also urged the Men’s Wearhouse Board to “sit down and discuss” the JOSB proposal. On October 31, 2013, Mr. Wildrick wrote to Mr. Ewert, asking for the opportunity to conduct due diligence to investigate whether a price increase was justified.

33.         On November 15, 2013, JOSB issued a press release announcing that it had terminated its acquisition proposal. The press release published a letter from JOSB’s CEO to Mr. Ewert, which stated that the Company was “terminating our proposal in order to consider other strategic alternatives which we have been investigating.”

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34.         Despite this warning, JOSB also indicated that if the Men’s Wearhouse Board changed its mind and decided to engage JOSB in discussions about a potential transaction, JOSB was open to making another proposal. According to the letter from JOSB’s CEO, “[w]e continue to believe that a transaction between our two companies could be in the best interest of our respective shareholders.”

Men’s Wearhouse Engages with the JOSB Proposal

3 5.        On November 26, 2013, Men’s Wearhouse confirmed what the market already recognized—that a business combination of the two men’s retailers would create substantial value for the stockholders of both companies. On that day, Men’s Wearhouse made a proposal to acquire all of the outstanding JOSB common stock at $55 per share. This represented a 45% premium over the Company’s enterprise value and a 32% premium over the Company’s share price prior to the public announcement of JOSB’s original acquisition proposal.

36.         In connection with the proposal, Men’s Wearhouse’s Lead Director, William B. Sechrest, said that a combination with JOSB “has strategic logic and the potential to deliver substantial benefits to our respective shareholders, employees and customers” and that the Men’s Wearhouse Board was “ready to engage” with the Director Defendants. He also noted that the “experienced [Men’s Wearhouse] management team is best positioned to execute the integration of our companies and achieve the synergies that would result.” Mr. Ewert, the Men’s Wearhouse CEO, highlighted that the proposal, if accepted, would lead to significant earnings “in year one.” Further, in contrast to JOSB’s original proposal, the Men’s Wearhouse offer was not conditioned on outside financing, because Men’s Wearhouse had (and has) a “balance sheet with the operational flexibility” to achieve the deal and execute on a combined strategic plan.

37.         According to Men’s Wearhouse, its proposal would bring an estimated $100 to $150 million of annual synergies through improved purchasing efficiencies, optimized customer

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service and marketing practices, and streamlined corporate functions. (By contrast, Jos. A. Bank estimates annual synergies from the Eddie Bauer acquisition at $25 million.) In addition, a combination of Men’s Wearhouse and Jos. A. Bank would result in the creation of over $2 billion of value in estimated cost savings, cross-selling opportunities, and expansion of the combined company’s price/earnings ratio as the only “pure play” in the attractive men’s upscale apparel market. The combined company also would become the fourth largest United States men’s apparel retailer, with more than 1,700 total stores. Men’s Wearhouse also noted that it has a “proven track record of successful acquisitions,” which would help it integrate Jos. A. Bank and drive immediate value to stockholders.

38.         Mr. Ewert made clear that Men’s Wearhouse was prepared to negotiate with the Jos. A. Bank Board. He stressed that Men’s Wearhouse had a “strong preference ... to work with [Jos. A. Bank] to negotiate a mutually acceptable transaction and avoid unnecessary costs.” And during a December 12th earnings call, Mr. Ewert reiterated that Men’s Wearhouse was “ready to engage with the Jos. A. Bank board immediately.”

The Value of the Transaction Becomes Apparent

39.         Industry analysts have widely championed a business combination between these two retailers.

40.         According to Brian Sozzi, an analyst at Belus Capital, “[a]nybody who follows corporate America can see that these two companies have to be joined.” Another analyst predicted that “Christmas has come early” after Men’s Wearhouse’s counter-offer.

41.         Stifel analyst Richard Jaffe concluded that the proposal would generate $100 to $150 million in cost savings over three years, while “greater benefits remain to be realized over time.” Mr. Jaffe also recognized that the combination would “dramatically improve profitability” of a combined entity.

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42.         Other commentators noted that this strength would allow the combined company to compete with department stores. Along these lines,

[t]he joining of retail forces between Men’s Wearhouse and Jos. A. Bank can create a formidable competitor in men’s apparel that’s better equipped to handle the currently challenging retail sector and its value-focused consumers. Men’s Wearhouse gains greater scale with additional stores and other operating efficiencies. Jos. A. Bank gets a much-needed cash boost and rewards its investors by joining a more successful rival.

Others noted that a combined entity would also benefit from the differing demographics of Men’s Wearhouse and JOSB customers. JOSB customers’ typically “higher-spending-and-earning customer demographic could draw new attention to Men’s Wearhouse goods, while Men’s Wearhouse stands to provide a broader, younger male demographic for the smaller retailer.”

43.         Commentators argued that the “most beneficial [course for JOSB] is to do a deal with Men’s Wearhouse,” but have acknowledged that “Jos. A. Bank management wants to remain in charge.” An article in Women’s Wear Daily concluded that the Men’s Wearhouse offer is attractive because it does not require outside financing and because Men’s Wearhouse has experience with successfully acquiring other companies.

44.         Thus, investors, analysts, and industry commentators are almost universally of the view that a Men’s Wearhouse/Jos. A. Bank combination is an obvious match that should happen and that would add tremendous value to the combined company’s stockholders.

The Director Defendants Reject the Men’s Wearhouse Proposal

45.         Despite the significant premium that the Men’s Wearhouse offer would provide to Jos. A. Bank stockholders, despite the public comments by Jos. A. Bank’s Chairman that the Company would be receptive to an acquisition proposal from Men’s Wearhouse, and despite the near-unanimous praise for a business combination from the investment community and industry

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commentators, Jos. A. Bank quickly cooled to the idea of a merger if Jos. A. Bank were the target instead of the acquirer.

46.         Rather than engage the Men’s Wearhouse Board to negotiate a possible merger that would generate value for Jos. A. Bank’s stockholders, the Jos. A. Bank Board thumbed its nose at the premium offer made by Men’s Wearhouse and rejected it outright. The Director Defendants asserted the proposal “significantly undervalued” the Company—even though the proposal offered a significant premium over the unaffected stock price. To use Mr. Wildrick’s words, JOSB did not even “sit down and talk” with Men’s Wearhouse.

47.         Men’s Wearhouse expressed its surprise at the Director Defendants’ outright refusal to negotiate a potential deal, “[g]iven Jos. A. Bank’s repeated expressions of interest in engaging in good faith discussions about a possible combination.” In its press release issued on December 23, 2013, Men’s Wearhouse re-committed itself to a transaction with Jos. A. Bank, stating it was “continuing to carefully consider all of our options to make this combination a reality.”

The Director Defendants Amend the Poison Pill and Men’s Wearhouse

Launches a Tender Offer

48.         The Directors have not only summarily rejected a value-generating transaction with Men’s Wearhouse, but also adopted defensive measures designed to thwart any possible acquisition by Men’s Wearhouse and to hang onto their Board positions. These measures were designed to protect the Directors and fend off an acquisition of the Company by Men’s Wearhouse, not to further the best interests of the Company or its stockholders.

49.         Specifically, in the face of the Men’s Wearhouse premium acquisition proposal, the Director Defendants amended the Company’s shareholder rights plan (the “Poison Pill” or “Pill”) to reduce the trigger from 20% to 10%. The Board also bolstered the Pill so that it would

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apply not simply to the acquisition of JOSB securities, but to the acquisition of derivative instruments that derive their value by reference to JOSB securities. The intent and effect were clear: to prevent Men’s Wearhouse from acquiring the Company without the consent of the Jos. A. Bank Board. The Board was not seeking to obtain a higher price from Men’s Wearhouse, and never bothered to attempt to negotiate before—or after—implementing the lower-threshold Poison Pill. Now, even after Jos. A. Bank has agreed to acquire Eddie Bauer, the Pill remains in place, still preventing Men’s Wearhouse from acquiring more than 10% of the Company’s shares.

50.         Affirming its interest in combining with Jos. A. Bank, and in response to the amendment of the Poison Pill by the Jos. A. Bank Board, on January 6, 2014, the Men’s Wearhouse Board announced a cash tender offer for the shares of Jos. A. Bank at $57.50 per share, up from the initial proposal of $55 per share and representing a 38% premium over the unaffected price. This offer valued Jos. A. Bank at $1.61 billion, even higher than the initial Men’s Wearhouse acquisition proposal, and higher than Jos. A. Bank’s shares had ever closed in the Company’s history. The tender offer contained standard conditions, including that Jos. A. Bank redeem the Poison Pill. Men’s Wearhouse also announced that, in advance of the January 17, 2014 deadline for nominations, it would nominate two independent directors to Jos. A. Bank’s Board at the Company’s 2014 annual meeting, which is expected to take place in June.

51.         Mr. Ewert again reiterated that Men’s Wearhouse had a “strong preference to work collaboratively with Jos. A. Bank to realize the benefits of this transaction” and was “committed to this combination.” Because Jos. A. Bank had refused even to negotiate a potential combination when Jos. A. Bank was the target rather than the acquirer, and had manipulated its

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Poison Pill to prevent any deal without the Jos. A. Bank Board’s approval, Men’s Wearhouse said that it was forced to “tak[e] [its] offer directly to shareholders.”

Defendants Mislead Stockholders in Their Recommendation to Reject the Tender Offer

52.         On January 17, 2014, Defendants filed with the SEC a Schedule 14D-9 (the “Tender Offer Rejection”) in which they recommended that Jos. A. Bank stockholders reject the Men’s Wearhouse tender offer. The Tender Offer Rejection stated that the Men’s Wearhouse tender offer “undervalued” the Company. But it provided little information as to why, and much of the information it did provide was misleading.

53.         For example, the Director Defendants asserted in the Tender Offer Rejection that, because of the Company’s prior financial success, the Company’s “stand-alone plan will generate greater value for stockholders than the Offer price.” But this ignores a critical and material fact: the Company’s unaffected stock price already reflected the market’s level of confidence in the stand-alone plan prior to the public disclosure of JOSB’s original proposal to acquire Men’s Wearhouse. The Directors should have disclosed the effect of the tender offer on the Company’s stock in comparison to the market’s apparent lack of confidence in management’s ongoing plan.

54.         The Company also received an inadequacy opinion from its financial advisor. But this opinion obscures more than it reveals. The opinion disclosed no data on which the financial advisor relied in formulating its opinion. While the opinion stated that the financial advisor relied on “certain internal analyses and forecasts for the Company, as prepared by management of the Company,” none of these analyses and forecasts was provided, even in summary fashion. Nor does the opinion say when these mystery projections were generated—before or after Jos. A. Bank made its offer to acquire Men’s Wearhouse? Stockholders do not even know whether the Company’s sales in the highly-critical holiday season were factored in

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the analysis. And while the opinion stated that the financial advisor reviewed “the financial terms of certain recent business combinations in the retail industry and other industries,” none of these precedent transactions or their metrics was provided. The Company’s stockholders have a right to know what financial analysis and comparisons were performed in order to evaluate the value of the tender offer versus the Company’s stand-alone plan. The failure to disclose here concerns much more than quibbles with the financial advisor’s results or methodologies; stockholders have been denied core financial information about Jos. A. Bank that is necessary to evaluate whether the financial advisor’s judgment is reliable.

55.         The Tender Offer Rejection also fails to point out that the Company’s net income increased only approximately 36.5% over the past five fiscal years, while Men’s Wearhouse saw its net income increase approximately 124% over the same period. This fact would be material to the stockholders’ consideration of whether a combination with Men’s Wearhouse now, at a premium price, represents a better option than continued solo operations under current (and entrenched) management. And Defendants’ claim that the tender offer is “highly conditional” misrepresents the nature of such offers. As Defendants well know, the conditions Men’s Wearhouse placed on its tender offer are standard. Notably (and unlike the Company’s earlier offer to purchase Men’s Wearhouse) the Men’s Wearhouse tender offer is not conditioned on receiving any outside financing. Indeed, disclosing this fact alone would be material to stockholders considering the offer.

56.         Defendants also assert that Men’s Wearhouse’s true reasons for pursuing an acquisition of JOSB are unknown. But Men’s Wearhouse has been clear: it sees a “compelling” opportunity to create value for both companies’ stockholders. The Tender Offer Rejection lacks any side-by-side data-driven comparison of the Men’s Wearhouse combination and the Eddie

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Bauer acquisition. The reason is simple: the Men’s Wearhouse combination benefits stockholders more than the illogical and wasteful Eddie Bauer transaction. As a result of this omission, stockholders lack material information about whether to tender their shares to Men’s Wearhouse.

57.         Finally, the Tender Offer Rejection fails to disclose material facts that call into question the Directors’ independence and impartiality in considering a transaction with Men’s Wearhouse. For example, the Board has failed to tell stockholders that Mr. Wildrick may be nominated for re-election to the Board, and Mr. Giordano was re-elected to the Board, in contravention of the Board’s long-standing, but apparently recently rescinded, policy that no director shall serve on the Board for more than twenty years. The gamesmanship involving the timing of these nominations and the rescinding of the policy is material to stockholders so that they may effectively weigh the value of the Tender Offer Rejection and whether they should accept the current Board’s recommendations. Nor has the Board disclosed the close personal and professional relationships between Mr. Wildrick and the other members of the Board, including Mr. Ritman and Mr. Giordano, the Palm Beach friends and neighbors of Mr. Wildrick.

58.         Because of these materially misleading statements and omissions, stockholders are provided an unreasonably incomplete picture of the Men’s Wearhouse tender offer and the analysis underlying the Tender Offer Rejection. Defendants have thus made it more difficult for the Company’s stockholders to make an informed decision when considering whether to tender their shares to Men’s Wearhouse, or whether to stick with the Directors’ plan for a combined JOSB-Eddie Bauer.

Men’s Wearhouse Continues to Pursue a Transaction

59.         On January 17, 2014, Men’s Wearhouse responded to the Tender Offer Rejection by reasserting its commitment to the transaction, stating that it is “prepared to immediately

19

engage in good-faith negotiations.” Men’s Wearhouse also said JOSB stockholders “should question why their Board is refusing to negotiate with us to reach an agreement that will deliver to them significant value,” and called on the independent directors of JOSB to “form a Special Committee that will objectively evaluate our offer and sit down with us to begin discussion.”

60.         On January 30, 2014, Mr. Ewert, on behalf of the Men’s Wearhouse Board, sent a letter to the JOSB’s purportedly independent directors—Messrs. Giordano, Bergren, Ferstl, Herron, and Ritman—again urging them to form a special committee and to reconsider the Tender Offer Rejection. Mr. Ewert highlighted that JOSB, “rather than engaging in discussions that might lead to that ‘ideal’ combination, is pursuing an alternative transaction, including a material acquisition.” Mr. Ewert addressed some of the purported concerns raised in the Tender Offer Rejection, stating that the tender offer was a significant premium to JOSB’s historical average trading multiple, and was “near the upper end of precedent apparel retail transactions.”

61.         Mr. Ewert re-committed Men’s Wearhouse to the transaction, citing the “mutual belief in the strategic and financial value of combining our companies,” and stated the Men’s Wearhouse Board was “prepared to increase [its] offer price if [JOSB] can demonstrate or [Men’s Wearhouse] can discover additional value through discussions or limited due diligence.”

62.         In a February 2, 2014, letter, the Director Defendants continued their campaign to protect their positions at the expense of the Company’s stockholders. The Director Defendants again questioned the “credibility” of Men’s Wearhouse, and reaffirmed that, despite the likely prospect of an increased offer from Men’s Wearhouse, “[they] see no benefit in commencing negotiations with Men’s Wearhouse.”

Jos. A. Bank Commences the Defensive and Indefensible Acquisition of Eddie Bauer

63.         Despite the near-unanimous consensus of analysts and (until recently) both companies that a combination of Men’s Wearhouse and Jos. A. Bank is the best option for all

20

involved, the Company announced on February 14, 2014 that it had agreed to acquire Eddie Bauer, an outdoor clothing retailer, for $825 million. The transaction is not subject to approval by a vote of Jos. A. Bank’s stockholders.

64.         Under the agreement with Eddie Bauer, Jos. A. Bank’s leadership team would, unsurprisingly, remain intact. The JOSB and Eddie Bauer brands would be run independently, and Mr. Wildrick would lead the combined board of directors. Eddie Bauer’s Chief Executive Officer, Michael Egeck, stated that he “look[ed] forward to working with Bob Wildrick, Neal Black and the Jos. A. Bank Board and management team.”

65.         The massive $825 million price tag agreed by JOSB represents nearly three times what Eddie Bauer was worth less than five years ago. Golden Gate Capital purchased Eddie Bauer out of bankruptcy in 2009 for just $286 million. If the JOSB-Eddie Bauer transaction closes, Golden Gate Capital would own 16.6% of the combined company.

66.         The transaction would destroy JOSB stockholder value in multiple ways. To finance the transaction, JOSB is relying heavily on newly issued debt. JOSB expects to draw approximately $190 million out of a $500 million revolving debt facility and to issue $400 million in senior debt. JOSB also expects to issue $261 million of new equity to Eddie Bauer’s parent company, Golden Gate Capital. JOSB would also use $340 million of its own cash as part of the transaction. In addition to taking on the burden of repaying the debt, the financing commitments would add additional obstacles to a post-transaction takeover of JOSB by Men’s Wearhouse.

67.         In connection with the acquisition, the Company also announced that it will commence a self-destructive tender offer to acquire up to 4.6 million outstanding JOSB shares at a price of $65 per share, or approximately $300 million in total. The Company commenced the

21

tender offer on February 19, 2014, and it is set to close on March 18, 2014. Moreover, as part of the transaction, JOSB would issue 4.7 million shares of stock at $56 per share to Golden Gate Capital, at the same time it buys 4.6 million JOSB shares at $65 per share in the tender offer. By doing so, JOSB would destroy $40 million of value, a move that one commentator writing in the New York Time Dealbook called “just plain bonkers.” (See “A Deal Tailor-Made for Disaster,” Robert Cyran, New York Times Dealbook, February 14, 2014.) This bizarre and costly structure serves only to destroy stockholder value and drive potential acquirers away.

68.         The self-destructive tender offer is also a further entrenchment mechanism. The new 4.7 million shares of stock will be issued to Eddie Bauer’s owners. Jos. A. Bank is thus putting a significant block of stock—over 16%—in friendly hands ahead of the Jos. A. Bank annual meeting, which is expected to occur this June. Plaintiff and Men’s Wearhouse have each nominated individuals for election to directors at that meeting. Jos. A. Bank’s efforts to move stock from the open market to an apparent friend of management ahead of that election is a blatant attempt by the Directors to remain in office and insulate themselves from stockholders seeking to hold the Directors accountable for the value-destroying Eddie Bauer acquisition.

69.         JOSB and Eddie Bauer have also agreed to an extraordinary 6% break-up fee—a fee that is approximately two times the customary rate. This makes a potential acquisition of JOSB even more expensive and costly for JOSB’s stockholders.

70.         The acquisition of Eddie Bauer will also destroy stockholder value because Eddie Bauer and JOSB are fundamentally unsuitable as a business combination. Eddie Bauer is an outdoor retailer, selling sporting equipment and clothing, and does not fit the JOSB core competency of upscale men’s wear. There is minimal product and customer overlap and minimal credible synergies. Only 29% of Eddie Bauer’s business is through men’s clothing

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sales, with 43% of its portfolio comprising women’s clothing. Indeed, the Company has claimed only $25 million of potential synergies with Eddie Bauer, compared with an estimated $100 to $150 million in synergies associated with a potential combination with Men’s Wearhouse.

71.         Just as they were virtually unanimous in praising a potential combination of Men’s Wearhouse and Jos. A. Bank, so too are industry analysts strongly of the view that the acquisition of Eddie Bauer is not in the best interest of the Company’s stockholders. For example, one analyst indicated that he could not find “any merits to an acquisition of Eddie Bauer,” and noted that “there are no synergies” between Eddie Bauer’s women’s, outdoor, and footwear product lines and JOSB’s products. Another analyst wrote that the transaction with Eddie Bauer is an attempt to “significantly diminish” the Company’s appeal, and therefore drive away Men’s Wearhouse. This analyst stated that Jos. A. Bank’s stockholders should be permitted to choose between an offer from Men’s Wearhouse, “a highly synergistic buyer with a likely all-cash offer, by our estimation, versus [Jos. A. Bank’s] acquisition of an unrelated business in turnaround mode with significant debt anticipated to be incurred.”

72.         The acquisition is also being rushed through at the expense of stockholders. JOSB’s acquisition of Eddie Bauer is expected to close during the first fiscal quarter of 2014, with the tender offer set to close on March 18, 2014. That is far in advance of the Company’s annual meeting, at which new directors could be elected who might not support a deal with Eddie Bauer and who would instead support redeeming the Pill. Accordingly, with the Pill in place, a potential acquirer such as Men’s Wearhouse is now being deprived the opportunity to offer a better alternative to the Eddie Bauer acquisition, because Men’s Wearhouse cannot complete a tender offer without redeeming the Pill. Absent intervention by this Court, the

23

destructive Eddie Bauer deal will close, and a potential deal with Men’s Wearhouse will become more expensive and difficult to achieve.

73.         The Director Defendants are also significantly overpaying for Eddie Bauer, underscoring their intent to foreclose a combination with Men’s Wearhouse, and have issued suspect and misleading financial guidance to try to see the deal through. On February 14, 2014, Defendants filed with the SEC a Form 8-K (the “Eddie Bauer Disclosure”) in which they disclosed the Eddie Bauer agreement. As with the Tender Offer Rejection, the Eddie Bauer Disclosure contained misrepresentations and omissions of material fact.

74.         For example, the Eddie Bauer Disclosure lacks any side-by-side data-driven comparison of the Men’s Wearhouse combination and the Eddie Bauer acquisition that would enable stockholders to weigh the benefits and costs of each potential deal. The Eddie Bauer Disclosure also states that “[t]he purchase price represents a multiple of approximately lx 2013E revenue and 9.5x 2013E Adjusted EBITDA.” In reality, however, Jos. A. Bank is paying what amounts to 14x trailing EBITDA for a company that was bankrupt four years ago. Moreover, the accompanying investor presentation provides pro forma EBITDA for 2013 for the combined companies at approximately $200 million. By 2015, according to Jos. A. Bank, EBITDA will have grown to approximately $330 million—or a leap of over $130 million despite only an estimated $25 million in synergies. The Directors are simply asking stockholders to close their eyes and trust this miraculous EBITDA improvement because the Directors have provided no basis for stockholders to ascertain the truth of this statement, which is highly suspect. Finally, the Eddie Bauer Disclosure puts the break-up fee for the Eddie Bauer transaction at 3%. This is highly misleading, however, since it is based on the value of the Men’s Wearhouse $57.50 per share offer—a proposal, of course, that the Directors rejected. The actual break-up fee of $48

24

million is approximately 6% of the Eddie Bauer transaction price of $825 million. The 6% fee is approximately double the customary breakup fee.

75.         The consummation of this transaction would significantly jeopardize any business combination with Men’s Wearhouse. The transaction would also harm JOSB’s stockholders, who would be saddled with a non-core business and deprived the opportunity to benefit from a deal with Men’s Wearhouse. But the real purpose of the acquisition of Eddie Bauer, for Mr. Wildrick and the members of the Board who follow his lead, is simple: the Directors, after being spurned as the potential acquirer, do not want to sell the Company and lose their seats on the Company’s Board and their roles as senior executives of a household name brand men’s retailer. The acquisition of Eddie Bauer is meant to make it a less attractive acquisition target, drive away Men’s Wearhouse, and preserve Jos. A. Bank as a standalone company with the current Board in place. This is an improper defensive measure.

The Jos. A. Bank Directors Refuse To Redeem The Pill

76.         Even after the announcement of the Eddie Bauer transaction—the Director Defendants’ preferred option—the Director Defendants have refused to redeem the Pill that provided them “breathing room” to weigh their options. Men’s Wearhouse is thus still blocked from proceeding with a successful tender offer and presenting an alternative transaction to JOSB’s stockholders. Indeed, the Eddie Bauer acquisition does not require stockholder approval. Absent redemption of the Pill, JOSB’s stockholders will be forced to accept the Eddie Bauer transaction without having a meaningful say in whether the Men’s Wearhouse offer—which presents significantly more value to JOSB’s stockholders—should be accepted. There is no valid reason for the Pill to remain in place now that the Director Defendants have made their choice of Eddie Bauer over Men’s Wearhouse. The Pill now serves only to allow the Defendant

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Directors to entrench themselves by acquiring Eddie Bauer without stockholder approval and by driving away Men’s Wearhouse.

THE DIRECTORS ARE NOT DISINTERESTED

77.         Under Delaware law, a director owes the corporation duties of loyalty and care. The duty of loyalty prohibits a director from failing to act in the best interests of the corporation and its stockholders by, among other things, putting the director’s interests ahead of the corporation and stockholders the director is entrusted to serve. Directors also have a duty to exercise reasonable care to, among other things, disclose all material facts to stockholders when stockholders are considering a major transaction such as a tender offer.

78.         Here, the Directors have summarily rejected a premium acquisition proposal despite once proclaiming a combination in the best interest of the Company’s stockholders, erected and refused to redeem the Poison Pill in order to keep Men’s Wearhouse at bay, failed to take the steps to attempt to negotiate a higher acquisition proposal from Men’s Wearhouse, agreed to a value-destroying alternative transaction to drive away potential acquirers, and misled stockholders about the tender offer and the value of the Eddie Bauer deal by providing misleading and incomplete information to stockholders.

79.         The most logical conclusion that may be drawn from this course of events is that the Directors are acting to further their own interest in continuing to serve on the Board of a well-known and highly respected corporation and receive the significant compensation and prestige that comes from those positions.

80.         The Directors have taken clear steps that demonstrate their self-interest, foreclosing stockholders’ choice of the Company’s directors by selectively adopting and enforcing, and then apparently dropping, their own policies so that favored directors retain their positions, and the disfavored directors are shut out of reelection.

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81.         In 2008 (when Mr. Wildrick was the Company’s Chief Executive Officer and Chairman of the Board), the Company announced that due to the “current policy of the Nominating and Governance Committee,” then-director David Preiser was ineligible for re-election to the Board. The Company applied this policy again in 2010 to prevent the re-election of Gary Gladstein. In Schedule 14A filings contemporaneous with those announcements, the Company wrote,

It is the current policy of the Nominating and Governance Committee that no sitting director who has served for twenty (20) or more years, or whose next term would be scheduled to expire after he or she has served for twenty (20) or more years, shall be nominated by the Committee to stand for re-election.

Mr. Preiser and Mr. Gladstein were both directors who had served since 1990, and were not nominated for re-election in accordance with the policy. On information and belief, these directors were pushed out by Mr. Wildrick because they could not be counted on to support Mr. Wildrick’s directives.

82.         This policy apparently was rescinded by the Board in 2011, just when Messrs. Giordano and Wildrick would be precluded from running for reelection if the policy had remained in place.

83.         Critically, Mr. Wildrick has been a Director since 1994, and will reach the 20-year limit this year. Mr. Wildrick is highly likely to be one of the company’s nominees for election this year, but would have been barred from running had the policy remained in place.

Mr. Giordano, a close associate of Mr. Wildrick—and fellow resident of the Palm Beach, Florida area—has also served as a director since 1994. He was elected to a three-year term in 2012, but only after the term limits policy was apparently rescinded so that he could remain on the Board.

84.         That the Nominating and Governance Committee 20-year term limit policy was rescinded and Mr. Giordano re-elected is easy to explain: Mr. Giordano has served as Chairman

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of that Committee since 2009, Mr. Ritman (another Palm Beach friend of Mr. Wildrick’s) was previously Chairman of that Committee, and both serve on the Committee to this day. Mr. Giordano, in other words, had no problem in changing the rules when it suited his own interest and the interest of his friend and Palm Beach neighbor Mr. Wildrick.

85.         The close personal and professional connections between Mr. Wildrick and the other Board members do not end there. Mr. Ritman is so close to Mr. Wildrick that he nominated Mr. Wildrick to the Palm Beach City Council in 2012, seconded his nomination in 2014, and served as Mr. Wildrick’s campaign treasurer in 2013. The two live one mile from each other in Palm Beach. Mr. Black and Mr. Ferstl were business associates of Mr. Wildrick for many years at Venture Stores, Inc. Messrs. Wildrick, Giordano, and Ritman also have cemented their ties and control over the Company and its Board through their service on an “Executive Committee” of the Board. Formed in April 2009, the Executive Committee has the power to act on behalf of the full Board with respect to nearly all Board decision-making. Since its formation, the Executive Committee has met more times than the full Board or any of its other Committees. The Company, for all intents and purposes, is being run not by the Board, but by the three-member Executive Committee headed by Mr. Wildrick and his two Palm Beach lieutenants.

86.         The Directors’ compensation underscores why they would prefer to maintain the status quo. Most directors receive approximately $150,000 to $250,000 per year for their Board service. Mr. Black, the Company’s CEO, received approximately $2.9 million in fiscal year 2013. And Mr. Wildrick, the non-executive Chairman, received $1.1 million for his service on the Board and as a consultant to Jos. A. Bank. These significant amounts of money represent

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meaningful financial incentives to the Directors to maintain their Board and management positions.

87.         Public company directors often receive as compensation for their board service, or otherwise hold, a significant amount of company stock. That is not the case for the Jos. A Bank Board. The Directors collectively own just one percent of the Company, compared to 3.3% among peer companies’ non-employee directors. The Directors, in other words, have very little “skin in the game.” (By contrast, Plaintiff owns approximately 4.9% of the Company.) Because the Directors hold so little stock, they have little financial incentive to act in the best interests of the Company’s stockholders. Thus, there is a significant risk that the Directors will act—and, indeed, have acted—in their own self-interest in preserving their positions, rather than to maximize the value of the Company’s stock.

88.         The possibility that the incumbent Directors may be displaced in a possible business combination or by a challenge from a stockholder nominee creates an inherent conflict between the interests of stockholders and the Directors. Here, because of their intransigence, the Directors have been unwilling to engage seriously in a process of generating maximum value for the Company’s stockholders that might result in them losing their seats on the Board, and they have adopted defensive measures in response to what was initially a friendly acquisition proposal. Indeed, the Directors have refused to form a special committee to consider the Men’s Wearhouse proposal, opting instead to engage in a destructive combination with Eddie Bauer. The most plausible conclusion that may be drawn is that the Directors are motivated by the possibility that a takeover could have a negative effect on their personal stature, bottom lines, and careers. In other words, the stockholders’ interests are secondary at best and irrelevant at

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worst. These motivations do not excuse a director’s failure to act in the best interest of the corporation and stockholders they serve.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

89.         The allegations in the foregoing paragraphs are incorporated herein as if fully set forth in this section. To the extent that the claims stated herein are deemed to be derivative, Plaintiff has not made any demand on the Board to institute this action because doing so would be futile. The Board is dominated by interested directors, including Mr. Wildrick and others, one of whom continue to serve or are being nominated to continue to serve on the Board, as a result of a selective enforcement or questionable rescindment of the Board’s 20-year term limits policy. Further, the Director Defendants are not disinterested because they participated in the acts alleged herein.

90.         The Director Defendants receive significant compensation to serve as Directors, and have taken action to ensure this compensation continues in spite of their fiduciary duties to the stockholders of the Company. Among other things, Defendants enforce the 20-year term limit policy for Directors selectively, and apparently rescinded it so that it will not apply to their own re-election campaigns. Defendants applied this policy to force out two former directors. The Board then quickly appointed Defendant Ferstl to the Board, placed him on the Nominating and Corporate Governance Committee, and chose Defendant Black as the Company’s CEO and appointed him to the Board. Months later, Defendants formed the powerful Executive Committee and have installed Defendants Wildrick, Giordano, and Ritman on it, each of whom serves on the Executive Committee to this day. Defendants have since decided the 20-year term limit policy for Directors should no longer apply.

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91.         The Director Defendants also are not disinterested or independent because they face a substantial likelihood of liability for the conduct alleged herein, which renders them incapable of objectively reviewing a demand.

92.         The Director Defendants also are not disinterested because, as alleged herein, they have close personal and professional relationships with, are beholden to, and are dominated by, Mr. Wildrick.

93.         Demand is also excused here because the transactions at issue here are so egregious that they cannot satisfy the business judgment rule and thus warrant judicial interaction. The Eddie Bauer acquisition alone demonstrates that the Directors are concerned primarily with their own welfare, not the welfare of the Company or its stockholders. Likewise, the Directors’ implementation and maintenance of unreasonable defensive measures such as the Pill and an abrupt about face with respect to negotiations with Men’s Wearhouse, all of which have thwarted the possibility of an alternative transaction with Men’s Wearhouse, demonstrate why a demand would have fallen on deaf ears.

94.         For these reasons, demand is futile.

THE COMPANY AND ITS STOCKHOLDERS WILL BE
IRREPARABLY HARMED ABSENT INJUNCTIVE RELIEF

95.         As explained above, Jos. A. Bank has agreed to acquire Eddie Bauer during the first quarter of 2014. That acquisition will almost certainly decrease the value of Jos. A. Bank and will deter Men’s Wearhouse from continuing to pursue its attempt to combine the two companies.

96.         The imminent acquisition of Eddie Bauer is an improper defensive measure that is a barrier to maximizing stockholder value. Men’s Wearhouse has a tender offer pending to the stockholders of Jos. A. Bank. If Jos. A. Bank, while that offer is pending, acquires Eddie Bauer,

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which is not aligned with its core strengths of high-end men’s retail—the Company will become a much less attractive acquisition target to Men’s Wearhouse.

97.         Further, Defendants have strengthened the Company’s Poison Pill to prevent a deal with Men’s Wearhouse. Defendants decreased the threshold at which the Poison Pill would be triggered from 20% to 10% and extended the Pill to cover derivative instruments, specifically in response to the Men’s Wearhouse acquisition proposal. The Director Defendants are not interested in using the Pill to seek a higher price through negotiation, or to force Men’s Wearhouse to negotiate with the JOSB Board. To the contrary, JOSB’s Board has refused to negotiate with Men’s Wearhouse at all, claiming that there is “no benefit” in doing so. The Directors have refused to redeem the Pill even after they announced the Eddie Bauer deal. Moreover, JOSB’s stockholders will have no opportunity to vote in new directors to redeem the Pill before the Eddie Bauer transaction closes. Thus, even after the Directors have made their choice of Eddie Bauer over Men’s Wearhouse, they have kept in place the Pill, which effectively denies the stockholders of JOSB the opportunity to tender their shares to Men’s Wearhouse at the premium offer price. The Poison Pill is therefore an improper defensive measure that is being misused by the Directors in order to entrench the Directors at the expense of the Company and its stockholders.

98.         Defendants have also misled the Company’s stockholders. As explained above, they have failed to disclose all material facts in the Tender Offer Rejection and with respect to the Eddie Bauer transaction and presented a distorted recommendation to reject a proposal that will create substantial value for stockholders. Plaintiff has no adequate remedy at law. Only through this Court’s equitable powers to enter the requested declaratory and injunctive relief will the Company be protected from the immediate, ongoing, and irreparable injury the Directors

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have inflicted and are inflicting. Their conduct in erecting unreasonable defensive measures in response to the Men’s Wearhouse proposal and in failing to disclose material facts in the Tender Offer Rejection and the Eddie Bauer Disclosure are improper and unlawful.

COUNT I

(Direct Claim for Breach of Fiduciary Duty Against the Director Defendants
for Failure to Act in the Best Interest of the Stockholders)

99.         Plaintiff repeats and realleges the allegations set forth in Paragraphs 1 through 98 as if fully set forth herein.

100.       Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick were at all times relevant hereto directors of the Company. As directors, they owe the Company and its stockholders the duties of utmost loyalty and due care.

101.       Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have repeatedly put their own interests ahead of the best interest of the Company and its stockholders: they have repeatedly refused even to enter into discussions with Men’s Wearhouse regarding its proposals; summarily rejected Men’s Wearhouse’s acquisition proposal; amended the Company’s Poison Pill effectively to preclude an acquisition without the Directors’ approval; and failed to redeem the Poison Pill after utilizing it to finalize an acquisition of Eddie Bauer. These actions have prevented the stockholders of Jos. A. Bank from effectively considering and accepting an acquisition proposal from Men’s Wearhouse.

102.       Rather than act in the best interests of the Company, Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have acted to entrench themselves and prevent the Company from engaging in or even attempting to negotiate a value-maximizing transaction in which Men’s Wearhouse—rather than Jos. A. Bank—is the acquirer.

103.       The actions of Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick in refusing to consider the Men’s Wearhouse proposals, refusing to engage

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in any discussions with Men’s Wearhouse about those proposals, amending the Poison Pill, and refusing to redeem the Pill after announcing the acquisition of Eddie Bauer to maximize value for its stockholders, demonstrate that the Directors are putting their interests ahead of the Company’s, and are unfair to the Company and its stockholders. The implementation of the lower-threshold Poison Pill in response to the Men’s Wearhouse acquisition proposal and the Board’s refusal to use the Pill to maximize value for its stockholders with respect to the Men’s Wearhouse proposals amounts to an improper defensive measure. Further, the Board’s continued retention of the Poison Pill is draconian, unreasonable, and is based on the Director Defendant’s desire to entrench themselves in office.

104.       Therefore, Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have breached their fiduciary duties to Jos. A. Bank and its stockholders.

COUNT II

(Derivative Claim for Breach of Fiduciary Duty Against the Director Defendants
for Failure to Act in the Best Interest of the Stockholders)

105.       Plaintiff repeats and realleges the allegations set forth in Paragraphs 1 through 104 as if fully set forth herein.

106.       Plaintiff brings this claim derivatively on behalf of Jos. A. Bank.

107.       Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick were at all times relevant hereto directors of the Company. As directors, they owe the Company and its stockholders the duties of utmost loyalty and due care.

108.       Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have repeatedly put their own interests ahead of the best interest of the Company and its stockholders: they have repeatedly refused even to enter into discussions with Men’s Wearhouse regarding its proposals; summarily rejected Men’s Wearhouse’s acquisition proposal; amended the Company’s Poison Pill effectively to preclude an acquisition without the Directors’

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approval; and failed to redeem the Poison Pill after utilizing it to finalize an acquisition of Eddie Bauer. These actions have prevented the stockholders of Jos. A. Bank from effectively considering and accepting an acquisition proposal from Men’s Wearhouse.

109.       Rather than act in the best interest of the Company, Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have acted to entrench themselves and prevent the Company from engaging in or even attempting to negotiate a value-maximizing transaction in which Men’s Wearhouse—rather than Jos. A. Bank—is the acquirer.

110.       The actions of Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick in refusing to consider the Men’s Wearhouse proposals, refusing to engage in any discussions with Men’s Wearhouse about those proposals, amending the Poison Pill, and refusing to redeem the Pill to maximize value for its stockholders, demonstrate that the Directors are putting their interests ahead of the Company’s, and are unfair to the Company and its stockholders. The implementation of the lower-threshold Poison Pill in response to the Men’s Wearhouse acquisition proposal and the Board’s refusal to use the Pill to maximize value for its stockholders with respect to the Men’s Wearhouse proposals amounts to an improper defensive measure. Further, the Board’s continued retention of the Poison Pill is draconian, unreasonable, and is based on the Director Defendants’ desire to entrench themselves in office.

111.       Plaintiff is excused from making a demand on the JOSB Board because doing so would be futile, as set forth above.

112.       Therefore, Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have breached their fiduciary duties to Jos. A. Bank and its stockholders.

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COUNT III

(Direct Claim for Breach of Fiduciary Duty Against the Director Defendants
for Material Misstatements and Omissions)

113.       Plaintiff repeats and realleges the allegations set forth in Paragraphs 1 through 112 as if fully set forth herein.

114.       Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick were at all times relevant hereto directors of the Company. As directors, they owe the Company and its stockholders the duties of utmost loyalty and due care, which includes a duty to disclose all material facts in order for stockholders to evaluate a major transaction.

115.       As detailed above, Director Defendants have misled stockholders by misstating and omitting material facts in the Tender Offer Rejection and with respect to the Eddie Bauer deal, in violation of their duty of disclosure.

116.       Therefore, Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have breached their fiduciary duties to Jos. A. Bank and its stockholders.

COUNT IV

(Direct Claim for Breach of Fiduciary Duty Against the Director Defendants
for Agreeing To Acquire Eddie Bauer)

117.       Plaintiff repeats and realleges the allegations set forth in Paragraphs 1 through 116 as if fully set forth herein.

118.       Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick were at all times relevant hereto directors of the Company. As directors, they owe the Company and its stockholders the duties of utmost loyalty and due care.

119.       Director Defendants have approved the acquisition of Eddie Bauer so that Jos. A. Bank becomes a much less attractive acquisition target and drives away Men’s Wearhouse. By launching an imminent acquisition of a company misaligned with the Company’s core business, the Directors have demonstrated they are putting their interests ahead of the Company’s, and are

36

unfair to the Company and its stockholders. The acquisition of Eddie Bauer is an improper defensive measure designed to prevent an acquisition of JOSB by Men’s Wearhouse.

120.       Therefore, Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have breached their fiduciary duties to Jos. A. Bank and its stockholders.

COUNT V

(Derivative Claim for Breach of Fiduciary Duty Against the Director Defendants
for Agreeing To Acquire Eddie Bauer)

121.       Plaintiff repeats and realleges the allegations set forth in Paragraphs 1 through 120 as if fully set forth herein.

122.       Plaintiff brings this claim derivatively on behalf of Jos. A. Bank.

123.       Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick were at all times relevant hereto directors of the Company. As directors, they owe the Company and its stockholders the duties of utmost loyalty and due care.

124.       Director Defendants have approved the acquisition of Eddie Bauer so that Jos. A. Bank becomes a much less attractive acquisition target and drives away Men’s Wearhouse. By launching an imminent acquisition of a company misaligned with the Company’s core business, the Directors have demonstrated they are putting their interests ahead of the Company’s, and are unfair to the Company and its stockholders. The acquisition of Eddie Bauer is an improper defensive measure designed to prevent an acquisition of JOSB by Men’s Wearhouse.

125.       Plaintiff is excused from making a demand on the JOSB Board because doing so would be futile, as set forth above.

126.       Therefore, Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have breached their fiduciary duties to Jos. A. Bank and its stockholders.

37

PRAYER FOR RELIEF

WHEREFORE, Plaintiff requests judgment in its favor and against Defendants:

A.         Declaring that the Directors breached their fiduciary duties of loyalty and due care;

B.          Ordering the Directors to redeem the Poison Pill;

C.          Declaring the Tender Offer Rejection and/or the Eddie Bauer Disclosure a breach of the Directors’ fiduciary duties of loyalty, due care, and/or disclosure;

D.          Declaring that the Directors breached their fiduciary duties by adopting improper defensive measures;

E.           Preliminarily and permanently enjoining the Directors from accomplishing a business combination with Eddie Bauer, and/or rescinding any such combination;

F.           Preliminarily and permanently enjoining the Directors from committing any further breaches of their fiduciary duties of loyalty, due care, and/or disclosure;

G.          Awarding Plaintiff money damages arising from the Directors’ breaches of their fiduciary duties, in an amount to be proven at trial, including pre-judgment and post-judgment interest thereon; and

H.          Granting such other and further relief as the Court deems just and proper.

38

/s/ Raymond J. DiCamillo
Raymond J. DiCamillo (#3188)
OF COUNSEL:	Susan M. Hannigan (#5342)
Brian M. Lutz	Rachel E. Horn (#5906)
Goutam U. Jois	Richards, Layton & Finger, P.A.
Gibson, Dunn & Crutcher LLP	920 N. King Street
200 Park Avenue	Wilmington, Delaware 19801
New York, New York 10166	(302) 651-7700
(212) 351-4000
Attorneys for Plaintiff Eminence Capital, LLC
Dated: February 21, 2014

39

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

EMINENCE CAPITAL, LLC,	)
)
Plaintiff,	)
	)	C.A. No. 9241-VCL
v.	)
)
ROBERT N. WILDRICK, ANDREW A.	)
GIORDANO, BYRON L. BERGREN, R. NEAL	)
BLACK, JAMES H. FERSTL, WILLIAM E.	)
HERRON, SIDNEY H. RITMAN,	)
Defendants,	)
)
and	)
)
JOS. A. BANK CLOTHIERS, INC.,	)
Nominal Defendant.	)

VERIFICATION

STATE OF	New York	)
) ss.
COUNTY OF	New York	)

I, Paul F. Kenny, having been duly sworn according to law, verify as follows:

I am the General Counsel and Chief Compliance Officer of Eminence Capital, LLC (“Eminence Capital”). I have specific authority to make this verification on behalf of Eminence Capital. I have personally reviewed the attached Verified Second Amended Complaint filed by Eminence Capital and know the contents thereof. The matters set forth therein are true and correct to the best of my knowledge, information and belief.

JENA MARIE SCHLEICHER	/s/ Paul F. Kenny
Notary Public - State of New York	Paul F. Kenny
No. 01SC6188932	General Counsel & Chief Compliance Officer
Qualified is New York County
My Commission Expires 9/18/16
/s/ Jena Marie Schleicher

SWORN TO AND SUBSCRIBED before me this 21st day of February, 2014.

/s/ Jena Marie Schleicher
Notary Public